Exhibit 99.4

January 30, 2018

Mr. Todd Habliston

Manager, A&D

Carbon California Company

1700 Broadway Street, Suite 1170

Denver, CO 80290

Re:	Evaluation Summary
Carbon California Company LLC Interests
Proved Reserves
Ventura County, California
As of January 1, 2018

Dear Mr. Habliston:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the captioned interests. It is our understanding that the proved reserves estimates in this report constitute 100 percent of all proved hydrocarbon reserves owned by Carbon California Company LLC (“Carbon”). This report, completed on January 30, 2018, was prepared pursuant to the guidelines of the Securities and Exchange Commission for reporting corporate reserves and future net revenue.

Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

		Proved	Proved
		Developed	Developed	Proved	Total
		Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate	- Mbbl	4,136.3	1,509.9	3,473.0	9,119.2
Gas	- MMcf	8,816.8	3,501.8	4,590.3	16,909.0
NGL	- Mbbl	656.7	260.1	354.3	1,271.2
Revenue
Oil/Condensate	- M$	213,262.2	76,859.1	174,769.2	464,890.5
Gas	- M$	27,097.6	10,763.8	14,116.5	51,977.9
NGL	- M$	16,738.6	6,630.5	9,031.4	32,400.5
Severance and
Ad Valorem Taxes	- M$	11,696.6	4,299.9	9,032.8	25,029.3
Operating Expenses	- M$	209,421.9	51,303.7	63,354.1	324,079.7
Investments	- M$	0.0	2,373.8	30,236.9	32,610.6
Operating Income (BFIT)	- M$	35,979.9	36,276.1	95,293.3	167,549.2
Discounted at 10.0%	- M$	28,172.0	16,991.3	30,943.5	76,106.9

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Carbon California Company Interests

January 30, 2018

Annual average hydrocarbon prices for 2017 were utilized for the evaluation. The averages were calculated using the first-day-of-the-month prices for each month. The resulting hydrocarbon pricing of $2.976 per MMBtu of gas and $51.34 per barrel of oil/condensate was applied without escalation. Adjustments to these prices for basis differentials, hydrocarbon quality, and transportation/processing/gathering fees were supplied by Carbon and applied by producing area. Deductions were applied to the net gas volumes for fuel and shrinkage. The adjusted volume-weighted average product prices over the life of the properties are $3.07 per Mcf of gas, $50.98 per barrel of oil, and $25.49 per barrel of NGL.

Operating expenses and capital costs were supplied by Carbon and were accepted as furnished. The expenses were based on historical costs since the acquisition of the properties in February 2017. Severance and ad valorem rates were specified based on statutory rates. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have only been considered for a limited number of wells currently scheduled for abandonment per regulatory requirements.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The estimates of reserves have been prepared in accordance with the definitions and disclosure guidelines set forth in the U.S. Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. A combination of methods, including production performance analysis, analogy and volumetric analysis, were employed in estimating the reserves. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Carbon. We have used all methods and procedures as we considered necessary under the circumstances to prepare the report. We believe that all assumptions, data, methods and procedures were appropriate for the purpose served by this report. Ownership interests were supplied by Carbon and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693